Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirteen Weeks Ended
August 30, 2015
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$215.1
Add (deduct):
Fixed charges	101.5
Distributed income of equity method investees	3.1
Capitalized interest	(2.0)
Earnings available for fixed charges (a)	$317.7

Fixed charges:
Interest expense	$80.5
Capitalized interest	2.0
One third of rental expense (1)	19.0
Total fixed charges (b)	$101.5

Ratio of earnings to fixed charges (a/b)	3.1

(1) Considered to be representative of interest factor in rental expense.